Bernal Cutlery Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Book Retainer	12,750.00
Sales	
Discounts	-79,478.97
Online Sales	210,738.98
Sales - Store	989,128.67
Sharpening Services	166,356.71
Supplies	81,537.83
Total Sales	**1,368,283.22**
Total Income	**$1,381,033.22**
Cost of Goods Sold	
Consignment Costs	246.00
Cost of Goods Sold	534,530.64
Supplies	
Books	7,704.45
Total Supplies	**7,704.45**
Total Cost of Goods Sold	**542,235.09**
Instore Shipping Costs	27,208.11
Total Cost of Goods Sold	**$569,689.20**
GROSS PROFIT	**$811,344.02**
Expenses	
Advertising & Promotion	
Marketing	1,468.03
Merchandising	108.50
Social Media	145.10
Total Advertising & Promotion	**1,721.63**
Amortization Expense	255.00
Automobile Expense	
Gas	2,436.85
Ground Transportation	412.50
Lease Payments	7,727.97
Repairs & Maintenance - SF	2,887.63
Tolls and Parking	645.59
Total Automobile Expense	**14,110.54**
Bank Service Charges	
Bank Fees	297.30
Credit Card Fees	2,426.04
Customs Fee	1,050.54
Loan Fee	33,347.00
Merchant Card Fees	28,034.27
PayPal Fees	6,970.99
POS Fees	4,006.00

	TOTAL
Total Bank Service Charges	**76,132.14**
Benefits Expense	2,940.57
Bonus	9,300.00
Contributions	2,719.75
Corporate Filing Fees	25.00
Demonstration Supplies	16,357.42
Depreciation Expense	5,868.00
Dues and Subscriptions	1,767.50
Education	140.03
Gifts	2,414.39
Graphic Design	7,607.00
Insurance	
Liability Insurance	15,121.46
Workman's Compensation	1,897.00
Total Insurance	**17,018.46**
Interest Expense	
Loan Interest	12,091.52
Total Interest Expense	**12,091.52**
Licenses and Permits	811.00
Meals & Entertainment	12,023.14
Office Supplies	10,418.43
Payroll	
Payroll Fees	1,297.02
Payroll Taxes	359.06
Total Payroll	**1,656.08**
Payroll Expenses	
Company Contributions	
Health Insurance	37,278.02
Total Company Contributions	**37,278.02**
Taxes	43,775.45
Wages	425,720.35
Total Payroll Expenses	**506,773.82**
Penalty	939.37
Political Contributions	1,499.85
Postage and Delivery	266.39
Print expense	250.00
Printing and Reproduction	6,067.53
Professional Fees	
Accounting	4,760.00
Total Professional Fees	**4,760.00**
Purchases	0.00
Rent (3505 17th)	26,000.00
Rent (593 Guerrero)	23,400.00
Rent 308 Oaklmad	14,250.00
Repair & Maintenance - Oakland	108.96
Repairs	
Building Repairs	2,422.82
Total Repairs	**2,422.82**
Research & Development	149.69

	TOTAL
Security	3,392.45
Shipping Supplies	10,199.36
Software	1,298.87
Storage	1,894.69
Supplies - Oakland	3,587.09
Supplies - SF	80.50
Taxes	
City of SF Taxes	755.12
FTB Taxes	1,600.00
Total Taxes	**2,355.12**
Travel	
Airfare	3,949.40
Entertainment	35.93
Ground Transportation	692.80
Hotel	2,327.82
Meals	15.70
Total Travel	**7,021.65**
Uniforms	589.15
Utilities	
Gas and Electric	1,459.39
Internet	2,866.65
Telephone	5,710.76
Trash	1,066.13
Water	605.47
Total Utilities	**11,708.40**
Website	1,036.38
Total Expenses	**$825,429.69**
NET OPERATING INCOME	$ -14,085.67
Other Income	
Interest Income	152.60
Shareholder Interest	3,282.65
Total Other Income	**$3,435.25**
NET OTHER INCOME	$3,435.25
NET INCOME	$ -10,650.42